Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com
Uri Doron Direct Phone: +1 212 521 5465 Email: udoron@reedsmith.com

March 30, 2010

Perry Hindin Special Counsel Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Sauer-Danfoss Inc.
Schedule TO-T filed on March 10, 2010
Filed by Danfoss Acquisition, Inc. and Danfoss A/S
File Number: 005-55771

Schedule 13E-3 filed on March 10, 2010
Filed by Danfoss Acquisition, Inc. and Danfoss A/S
File Number: 005-55771

Dear Mr. Hindin:

On behalf of Danfoss A/S and Danfoss Acquisition, Inc. (together, the “Company”), we hereby provide the following responses to the Staff’s comments provided to the Company on March 25, 2010.  To assist your review, we have typed the text of the Staff’s comments in bold face type. In addition, we have filed via EDGAR an amended joint Schedule TO and Schedule 13E-3 (which we refer to herein as the “Schedule TO”), which has been revised in accordance with the Staff’s comments as indicated in our responses below.

Joint Schedule TO-T and Schedule 13E-3

Offer to Purchase

Will the offer be followed by a merger if all the shares are not tendered..? page 3

1.
We note the discussion in the second paragraph of this section regarding future open market purchases and privately negotiated transactions.  Note that privately-negotiated or open-market purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help you reach the 90% minimum threshold to be able to accomplish a short-form merger may be subject to Rule 13e-3 as steps in a series of transactions with a going-private effect.  Please confirm your understanding.

Perry Hindin March 30, 2010 Page 2

The Company hereby confirms that it understands privately-negotiated or open-market purchases undertaken with the intent to reach the 90% minimum threshold to consummate a short-form merger may be subject to Rule 13e-3 as steps in a series of transactions with a going-private transaction.

Our Position Regarding Fairness of the Transaction, page 22

2.
Please revise the first sentence of the second paragraph of this section as well as the sentence in the section entitled “What is your position as to fairness of the transaction?” on page 2 to conform to the requirements of Item 14 of Regulation M-A.  Item 14 requires that the bidders state whether they reasonably believe that the Rule 13e-3 transaction, as defined in Exchange Act Rule 13e-3(a) and as opposed to the reference to “Offer Price” on page 22, is fair or unfair to unaffiliated security holders, as opposed to the reference to “the Company’s stockholders not affiliated with us” on page 2.

The Company has amended the Schedule TO to provide the requested information.

3.
All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  The discussion in this section does not appear to address the factors described in clause (iv) of Instruction 2 to Item 1014 and Item 1014(d) and (e).  If the filing persons did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.  If the procedural safeguards in Item 1014(d) and (e) were not considered, please expand your disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

The Company has amended the Schedule TO to provide the requested information.

Summary of Ladenburg Premium Analysis, page 27

4.
We note the discussion of fees paid to Ladenburg in the last paragraph of this section.  We refer you to the disclosure on page 13 regarding services provided by Ladenburg to Parent beginning in April 2009.  Please provide the compensation disclosure required by Item 1015(b)(4) as to these services.

The Company has amended the Schedule TO to provide the requested information.

Dissenters’ Appraisal Rights; Rule 13e-3, page 32

5.
It is your responsibility to summarize accurately.  Please revise the first paragraph on page 33 indicating that the discussion regarding dissenters’ rights is not complete and is qualified in its entirety by reference to the full text of the applicable statutes, While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions of the applicable statutes.  You can direct investors to read the entire Schedule C for a more complete discussion.

The Company has amended the Schedule TO to provide the requested information.

Perry Hindin March 30, 2010 Page 3

Terms of the Offer, page 37

6.
Disclosure in the third paragraph of page 38 indicates that “[a]ny termination, extension, delay, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof.” Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rule 14d-3(b)(1) and 14d-4(d)(1).

The Company has amended the Schedule TO to provide the requested information.

Financial Information, page 46

7.
It appears that the filing persons have elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and have disclosed summarized financial information required by Item 1010(c).  Please revise this section to provide the balance sheet information required by Item 1010(c)(1) and the information required by (c)(4) and (c)(5) of Regulation M-A.  See Instruction 1 to Item 13 of Schedule 13E-3.  Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.  Please also advise us how the filing persons intend to comply with Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii).

The Company has amended the Schedule TO to provide the requested information.

In accordance with Rule 14d-4(d)(l) and Rule 13e-3(f)(l)(iii), the Company will promptly disseminate notice of any material change to the Offer. In particular, in order to comply with this requirement with respect to the Company’s responses to the Staff’s comments, upon delivery of this letter to you, the Company is filing with the SEC the amended Schedule TO for the Offer reflecting the revisions made or additional information provided in response to the Staff’s comments. This filing is available on the SEC’s website at www.sec.gov, and is also made available on the Target’s website at www.sauer-danfoss.com under Investor Relations – SEC Filings. The Company is also issuing a press release announcing the filing of the amended Schedule TO with the SEC and has included in the press release summary balance sheet and ratio information as required by Regulation M-A Item 1010(c).  Information related to book value per share has been included in the information provided with the Schedule TO.

Conditions of the Offer, page 49

8.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.  The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  Please revise the conditions in clauses (B)(i), (iii) and (iv) to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

The Company has amended the Schedule TO to provide the requested information.

9.
We note the representation that the Purchaser may assert the conditions in its sole discretion regardless of the circumstances, including any inaction or omission by any member of the Danfoss Group.  Please revise to remove the statement that the offer conditions may be triggered through action or inaction by the filing persons or any other member of the Danfoss Group.

The Company has amended the Schedule TO to provide the requested information.

Perry Hindin March 30, 2010 Page 4

10.
The filing persons state in the first paragraph of this section that they are not required to pay for any Shares tendered in the Offer and may terminate the Offer if any of the conditions described on page 50 exist.  As bidders, the filing persons have the right to waive any listed Offer condition.  However, if a condition is triggered, the bidders may not waive the condition by failing to assert it.  Such inaction would be, in our view, tantamount to a waiver of the applicable condition.  Depending on the materiality of the waived condition and the number of days remaining in the Offer, the bidders may be required to extend the Offer and recirculate new disclosure to shareholders.  Please confirm the filing persons’ understanding on both points in your response letter.

The Company confirms its understanding on both points as set forth in comment 10.

11.
We note the language in the last paragraph of this section, to the effect that “[o]ur failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time prior to the expiration of the Offer...” If an event triggers a listed Offer condition, and the bidders determine to proceed with the Offer anyway, they have waived the Offer condition.  See our comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials.  When an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the bidders’ understanding in your response letter.

The Company confirms its understanding as stated in comment 11.

Miscellaneous, page 54

12.
The disclosure here states that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.  As you are aware, Exchange Act Rule 14d-10(a)(1) requires that all holders be permitted to participate in the Offer.  This includes holders located in jurisdictions outside the United States.  While Rule 14d-10(b)(2) permits you to exclude holders in a U.S. state where the bidders are prohibited from making the Offer, the exception is limited.  Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957.  Please revise or advise in your response letter as to your authority for excluding holders not encompassed within Rule 14d-10(b)(2).

The Company has amended the Schedule TO to provide the requested information.  We confirm that all holders, including holders located outside of the United States, are permitted to participate in the Offer subject only to the limited exception provided by Rule 14d-10(b)(2).

Schedule E

13.
Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.  While we acknowledge the statement in the last sentence of the section entitled “Cautionary Note Regarding Forward-Looking Statements” located at the forefront of the Offer to Purchase, such statement appears to be limited to filings by Sauer-Danfoss and does not appear to cover the disclaimer in Schedule E.  Please revise accordingly.

Perry Hindin March 30, 2010 Page 5

The Company has amended the Schedule TO to clarify that the statement included in the last sentence of the section entitled “Cautionary Note Regarding Forward-Looking Statements” applies to the disclaimer in Schedule E.

14.
We note the second to last sentence stating the Company “expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements to reflect future events or circumstances,” Such statement is inconsistent with the bidders’ obligations to amend and promptly disseminate revised information in the event that its existing disclosure materially changes.  See Rule 13e-3(d)(2) and 13e-3(f)(1)(iii).  Please amend Schedule E accordingly and refrain from including such language in future press releases and filings relating to this going private transaction.

The information contained in Schedule E is an exact copy of documents created by Sauer-Danfoss Inc. (the “Target”) and provided to Parent by the Special Committee. As such, Schedule E was not prepared by the Company and does not reflect any statement made by or intention of the Company; rather it reflects only statements made by the Target. The Company intends that information included in the Schedule TO (including in the schedules to the Offer to Purchase or otherwise) will be amended or supplemented, as applicable, and promptly disseminated in the event that such information materially changes.  Nonetheless, the Company has amended its Schedule TO in accordance with this comment and acknowledges that it will not include such language in future press releases or filings relating to this transaction.

The Company acknowledges the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the Company’s responses, please contact the undersigned at (212) 521-5465, or Ms. Eulalia Mack at (212) 549-0331.

Sincerely,

/s/  Uri Doron

Uri Doron

cc:           Danfoss A/S and Danfoss Acquisition, Inc.
Anders Stahlschmidt

Perry Hindin March 30, 2010 Page 6

Reed Smith LLP
Eulalia Mack, Esq.
Jason M. Barr, Esq.